UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	Under the Securities Exchange Act of 1934
	(Amendment No. 5)(1)
	-------------------------------
	ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
	(Name of Issuer)

	Common Stock, $.01 par value
	(Title of Class of Securities)

	285825 10 5
	(CUSIP Number)
	--------------------------------
	Howard Kailes, Esq.
	Krugman & Kailes LLP
	Park 80 West - Plaza Two
	Saddle Brook, New Jersey  07663
	(201) 845-3434
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

	-------------------------------

	April 30, 2001
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.
                               ------

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


______________

(1)	Constitutes Amendment No. 6 to Schedule 13G dated February
11, 1994 filed by Bruce F. Failing, Jr., Leigh Q. Failing, individually and as trustee of The Failing Trust, and Elizabeth F. Failing, as trustee (retired) of The Failing
Trust.

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Bruce F. Failing, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     1,638,830

8    SHARED VOTING POWER

     1,506,807 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     1,638,830

10   SHARED DISPOSITIVE POWER

     1,506,807 (see footnote 1)

11	AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING
PERSON

      3,145,637


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

      see footnote 2

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.8%

14    TYPE OF REPORTING PERSON*

      IN

-----------------
(1)	Represents 1,318,489 shares held by The Failing Trust,
168,318 shares held be Elizabeth Z. Failing de Moccorea and 20,000 shares jointly owned with Leigh Q. Failing.

(2)	Excludes an aggregate of 7,890,758 shares (the "Garfinkle
Shares") beneficially owned by Norton Garfinkle, Garfinkle
Limited Partnership I and Garfinkle Limited Partnership II, subject to the provisions of a stockholders agreement dated
March 12, 1993 (the "Stockholders Agreement").



CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

	Leigh Q. Failing (individually and as trustee of The Failing
Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	1,338,489 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	1,338,489 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,338,489 (see footnote 1)


12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 2

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.3% (see footnote 2)

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1)	Represents 1,318,489 shares held by The Failing Trust and
20,000 shares jointly owned with Bruce F. Failing, Jr.

(2)	Excludes the Garfinkle Shares and 1,807,148 shares
beneficially owned by Bruce F. Failing, Jr., which are subject to the Stockholders Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

	Ernest N. Abate (as trustee of The Failing Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	1,318,489 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	1,318,489 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,318,489 (see footnote 1)


12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 2


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1)	Represents shares held by The Failing Trust.

(2)	Excludes The Garfinkle Shares and 1,827,148 shares held by
Bruce F. Failing, Jr., which are subject to the Stockholders
Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

	Elizabeth  F. Failing (retired trustee of The Failing
	Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	-0-


12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	-0-


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	-0-

14	TYPE OF REPORTING PERSON*

	IN


	INTRODUCTORY STATEMENT

	Pursuant to Reg. Section 240.13d-2, this Amendment No. 5 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated July 24, 1995, as amended by Amendment No. 1 thereto dated July 24, 1995, Amendment No. 2 thereto dated September 30, 1995, Amendment No. 3 thereto dated December 27, 1995 and Amendment No.
4 thereto dated July 11, 1996 (together, the "Amended Statement on
Schedule 13D"), filed jointly by Bruce F. Failing, Jr. ("BFF"), Leigh Q. Failing ("LQF"), individually and as trustee of The Failing Trust, and Elizabeth F. Failing ("EFF"), as trustee (retired) of The Failing Trust. This statement also constitutes an initial filing on Schedule 13D for Ernest N. Abate ("ENA"), as successor trustee of The Failing Trust. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

Item 1.	Security and Issuer
		-------------------

	The securities to which this statement relates are shares of the common stock, $.01 par value, of Electronic Retailing Systems International, Inc., a Delaware corporation (the "Corporation").
The principal executive offices of the Corporation are located at 488 Main Avenue, Norwalk, Connecticut 06851.

Item 2.	Identity and Background
		-----------------------

	This statement is filed jointly, pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by BFF, LQF, individually and as trustee of The Failing Trust, EFF, as trustee (retired) of The Failing Trust and by ENA, as successor trustee of The Failing Trust.

	BFF's principal occupation is as Vice Chairman of the Board and Chief Executive Officer of the Corporation, which develops and supplies electronic shelf labeling systems. BFF's residence address is 83 Pecksland Road, Greenwich, Connecticut 06831. BFF is a citizen of the United States of America.

	LQF is engaged in community service for various organizations. LQF's residence address is 83 Pecksland Road, Greenwich, Connecticut 06831. LQF is a citizen of the United
States of America.

	EFF is engaged in community service for various organizations. EFF's residence address is 65 South Road, Westhampton Beach, New York 11978. EFF is a citizen of the United
States of America.

	ENA's principal occupation is as an attorney. ENA's residence address is 69 Old North Stamford Road, Stamford, Connecticut
06905. ENA is a citizen of the United States of America.

	During the last five years, none of BFF, LQF, EFF nor ENA has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction
		----------------------

	On April 30, 2001, Norton Garfinkle, Chairman of the Board and a director of the Corporation, and BFF submitted a proposal to the Corporation to acquire, for cash, the shares of Common Stock not contributed by them and certain other investors to a newly-formed corporation organized by them ("Holdco"). The proposed transaction would be accomplished through (i) the merger into the Corporation of a subsidiary of Holdco, following the reclassification of the Common Stock contributed to Holdco as shares of a new class B common stock, $.01 par value, of the Corporation to be outstanding after the merger as the sole class of common equity of the Corporation and (ii) the payment by Holdco to the remaining holders of Common Stock of $0.24 par share. The proposed transaction is subject to agreement with the Corporation and negotiation of definitive documentation. In the event of consummation of the proposed transaction, the Common Stock would be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

	The Corporation has announced the formation of a special board committee to consider the proposed transaction, and also the committee's intention to engage investment bankers and special counsel to advise it.

	Except as stated in response to Item 4 of the Amended
Statement on Schedule 13D, as amended herein, none of the undersigned has any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
		------------------------------------

	(a)	As of May 8, 2001, BFF beneficially owned, for purposes
of Rule 13d-3 under the Exchange Act, 3,145,637 shares of Common
Stock, constituting, to the best of the knowledge of BFF, 14.8% of the issued and outstanding shares of Common Stock. Such shares include: (i) 1,318,489 shares (the "Trust Shares") held by The
Failing Trust, as to which LQF (BFF's wife) and ENA act as co-trustees, (ii) 168,318 shares (the "EZF Shares"), held by
Elizabeth Z. Failing de Mocorrea ("EZF"), BFF's sister, and (iii) 20,000 shares (the "Joint Shares") held jointly with LQF. Such shares exclude an aggregate of 7,890,758 shares (the "Garfinkle Shares") beneficially owned by Norton Garfinkle, Garfinkle Limited Partnership I and Garfinkle Limited Partnership II which are subject to the provisions of a stockholders agreement dated March
12, 1993 (the "Stockholders Agreement") among such parties and
BFF, The Failing Trust and EZF.

	As of May 8, 2001, LQF beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 1,338,489 shares of Common Stock, constituting, to the best of the knowledge of LQF, 6.3% of the issued and outstanding shares of Common Stock. Such shares represent the Trust Shares and the Joint Shares and exclude the Garfinkle Shares and 1,807,148 shares beneficially owned by BFF (including the EZF Shares), which are subject to the Stockholders Agreement.

	As of May 8, 2001, ENA beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 1,318,489 shares of Common Stock, constituting, to the best of the knowledge of ENA, 6.2% of the issued and outstanding shares of Common Stock. Such shares represent the Trust Shares and exclude the Garfinkle Shares and 1,827,148 shares beneficially owned by BFF (including the EZF Shares and the Joint Shares), which are subject to the Stockholders Agreement.

	As of May 8, 2001, EFF did not beneficially own, for purposes of Rule 13d-3 under the Exchange Act, any shares of Common Stock.

	(b)	Exclusive of any effect of the relationships set forth
under the Stockholders Agreement, BFF had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 1,638,830 shares of Common Stock, and shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 1,506,807 shares of Common Stock, consisting of the Trust Shares (with respect to which such shared power was held with LQF and ENA), the EZF Shares (with respect to which such shared power was held with EZF) and the Joint Shares
(with respect to which such shared power was held with LQF).

	During the last five years, EZF, a citizen of the United States of America whose residence address is 120 Piping Rock Road, Locust Valley, New York 11560 and who is engaged in community service for various organizations, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	Exclusive of any effect of the relationships set forth under the Stockholders Agreement, LQF had shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 1,318,489 shares of Common Stock, consisting of the Trust Shares (with respect to which such shared power was held with BFF and EFF), and also of 20,000 shares of Common Stock, consisting of the Joint Shares (with respect to which such shared power was held with BFF).

	Exclusive of any effect of the relationships set forth under the Stockholder Agreement, ENA had shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 1,318,489 shares of Common Stock, consisting of the Trust Shares (with respect to which such shared power was held with BFF and LQF).

	(c)	Not applicable.

	(d)	LQF and ENA, as co-trustees of the Failing Trust, may
pay or apply dividends or proceeds from the sale of the Trust
Shares to the beneficiaries thereof, namely Lindsey Failing and Bruce Failing III, the children of BFF and LQF.

	(e)	EFF has retired as co-trustee of The Failing Trust and,
accordingly, has ceased to be the beneficial owner of in excess of five percent of the outstanding Common Stock.

Item 7.	Materials to be Filed as Exhibits
		---------------------------------

Exhibit A   - Agreement pursuant to Rule 13d-1(k)(1)(iii)
Exhibit B   - Proposal letter dated April 30, 2001
Exhibit C-1 - Power of Attorney executed by Leigh Q. Failing
Exhibit C-2 - Power of Attorney executed by Ernest N. Abate

	SIGNATURE
	---------

         After reasonable inquiry and to the best of our respective knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2001

		s/Bruce F. Failing, Jr.
		------------------------------
		Bruce F. Failing, Jr.


Dated: May 8, 2001

		s/Leigh Q. Failing
		-----------------------------
		Leigh Q. Failing, individually
		and as Trustee of The Failing
		Trust


Dated: May 8, 2001


		s/Ernest N. Abate
		-----------------------------
		Ernest N. Abate, as Trustee
		of The Failing Trust


Dated: May 8, 2001

		s/Elizabeth F. Failing
		-----------------------------
		Elizabeth F. Failing, as
		 Trustee (retired) of The
		 Failing Trust



	INDEX TO EXHIBITS
	-----------------



Exhibit A   - Agreement pursuant to Rule 13d-1(k)(1)(iii)
Exhibit B   - Proposal letter dated April 30, 2001
Exhibit C-1 - Power of Attorney executed by Leigh Q. Failing
Exhibit C-2 - Power of Attorney executed by Ernest N. Abate





	15
corp\ers\sec.doc\13d-fail.am5